
July 8, 2010

Via U.S. Mail

John G. Melo
President and Chief Executive Officer
Amyris, Inc.
5885 Hollis Street, Suite 100
Emeryville, CA 94608

      Re: Amyris, Inc.
               Amendment N.4 to Registration Statement on Form S-1
               Filed: July 6, 2010
               File No.: 333-166135

Dear Mr. Melo:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Consolidated Financial Data, page 10

1. We note your response to comment three in our letter dated July 1, 2010. Please revise your disclosure to indicate that the EPS information does not reflect the impact of your capital raising events in June 2010.

Note 19. Subsequent Events, page F-49

2. We note your response to comment six in our letter dated July 1, 2010 and your revised disclosures. Given the significance of your Series D preferred stock offering and your technology license, development, research and collaboration agreement, we believe it is important for you to complete your analysis of the

accounting impact prior to the effectiveness of this offering. Please provide us with a specific and comprehensive discussion of your completed analysis and revise your disclosures as appropriate. In this regard, please ensure that your analysis addresses why the difference between the fair value of the Series D Preferred Stock and the cash price per share will be recorded as a deferred charge, why the charge will be amortized as a reduction to revenue, how the amortization period was determined and the specific accounting literature you referenced, as appropriate. Please ensure that you update your analysis once you determine your IPO price.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or in her absence me at (202) 551-3397 with any other questions.

Sincerely,

Jay E. Ingram
Legal Branch Chief

cc: Daniel J. Winnike, Esq.
        Fenwick & West LLP
        via facsimile at (650) 938-5200